# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 400 Galleria Parkway SE, Suite 300, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0002149926
Persons authorized to receive notices and communications: Kyle F. Hanson, 5165 Emerald Parkway, Suite 100, Dublin, Ohio (OH), 43017, 614-760-2615

## Reporting persons
- KMJ Group Holdings, LLC (CIK 0002149926): type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 84,837,471 shares of Common Stock outstanding as of August 11, 2026, which is (i) the sum of (A) 4,972,405 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2026, (B) 80,044,724 shares of Common Stock issued upon the closing of the Issuer's mergers with CCF Holdings LLC and Aaron's Intermediate Holdco, Inc. (the "Mergers") and (C) 645,247 shares of Common Stock issued upon the exercise of warrants by HHCF Series 21 Sub, LLC in connection with the Mergers and (ii) less 300,665 outstanding restricted shares of Common Stock that will be cancelled in connection with the Mergers on August 11, 2026.
- IQV Holdco, LLC (CIK 0002149932): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 47,179; sole dispositive power 0; shared dispositive power 47,179; aggregate amount beneficially owned 47,179 (0.1% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 84,837,471 shares of Common Stock outstanding as of August 11, 2026, which is (i) the sum of (A) 4,972,405 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2026, (B) 80,044,724 shares of Common Stock issued upon the closing of the Mergers and (C) 645,247 shares of Common Stock issued upon the exercise of warrants by HHCF Series 21 Sub, LLC in connection with the Mergers and (ii) less 300,665 outstanding restricted shares of Common Stock that will be cancelled in connection with the Mergers on August 11, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 400 Galleria Parkway SE, Suite 300, Atlanta, Georgia (GA), 30339

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

1. IQV Holdco, LLC, a Delaware limited liability company ("IQV Holdco"), with respect to the shares of Common Stock it previously directly beneficially owned; and

2. KMJ Group Holdings, LLC, an Ohio limited liability company ("KMJ"), with respect to the shares of Common Stock it previously beneficially owned as the sole member of IQV Holdco.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal office of KMJ is 5165 Emerald Parkway, Suite 100, Dublin, OH 43017. The principal office of IQV Holdco is 5165 Emerald Parkway, Suite 110, Dublin, OH 43017.
Present principal occupation or employment: The principal business of IQV Holdco is investing in securities. KMJ is the sole member of IQV Holdco. By virtue of this relationship, KMJ also may be deemed to have beneficially owned the shares of Common Stock previously owned directly by IQV Holdco.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: IQV Holdco is organized under the laws of the State of Delaware and KMJ is organized under the laws of the State of Ohio.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Mergers

On August 11, 2026, pursuant to the Agreement and Plan of Merger, dated as of December 11, 2025, the "Merger Agreement"), by and among the Issuer, Katapult Merger Sub 1, Inc., a Delaware corporation and wholly owned indirect subsidiary of the Issuer ("Merger Sub 1"), Katapult Merger Sub 2, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of the Issuer ("Merger Sub 2"), CCF Holdings LLC, a Delaware limited liability company ("CCFI"), and Aaron's Intermediate Holdco, Inc., a Delaware corporation ("Aaron's"), the Issuer acquired both CCFI and Aaron's in an all-stock transaction through: (i) the merger of Merger Sub 1 with and into Aaron's, with Aaron's continuing as the surviving corporation and a direct, wholly owned subsidiary of the Issuer (the "Aaron's Merger") and (ii) the merger of Merger Sub 2 with and into CCFI, with CCFI continuing as the surviving corporation and a direct, wholly owned subsidiary of the Issuer the ("CCFI Merger"), in each case on the terms set forth in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, effective as of the effective time of the Aaron's Merger, and in connection with the closing of the Mergers, the shares of Aaron's common stock were automatically converted into the right, in the aggregate, to receive 12,312,817 validly issued, fully paid and nonassessable shares of Common Stock.

Immediately prior to the effective time of the CCFI Merger, CCFI caused the CCFI MIP Holders to assign, transfer and deliver to the Issuer, and the Issuer assumed and acquired from the CCFI MIP Holders, the CCFI MIP Equity and (ii) the Issuer issued to the CCFI MIP Holders and CCFI caused the CCFI MIP Holders to acquire from Katapult 11,011,927 shares of Katapult Common Stock as consideration for the CCFI MIP Equity (the "CCFI MIP Exchange").

All of the shares of Common Stock beneficially owned by the Reporting Persons and reported herein were acquired either (i) upon the automatic conversion of their previously held shares of Aaron's common stock as consideration for the Aaron's Merger, pursuant to the terms of the Merger Agreement, (ii) pursuant to the Distributions as described below, or (iii) pursuant to the CCFI MIP Exchange described above.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Merger Agreement and the First Amendment to Agreement and Plan of Merger, which are incorporated herein by reference and included as exhibits hereto.

The Distributions

On August 11, 2026, immediately subsequent to the consummation of the Mergers, IQV Holdco executed a distribution (the "IQV Holdco Distribution") of the vast majority of its shares of Common Stock directly beneficially owned by IQV Holdco to its members, including KMJ, in accordance with the distribution provisions set out in IQV Holdco's limited liability company agreement. Immediately thereafter, KMJ executed a pro rata distribution (the "KMJ Distribution," and together with the IQV Holdco Distribution, the "Distributions") of all of the shares of Common Stock received in the IQV Holdco Distribution, in accordance with the distribution provisions set out in KMJ's limited liability company agreement. The Distributions were planned transfers made in connection with the consummation of the Mergers.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 hereof is hereby incorporated by reference.

Lock-Up Agreements

In connection and concurrently with the execution and delivery of the Merger Agreement, IQV Holdco and certain other CCF and Aaron's securityholders entered into a lock-up agreement (the "Lock-Up Agreement") with the Issuer, Aaron's and CCFI. The Lock-Up Agreement provides that, among other things, IQV Holdco may not sell, transfer, pledge or dispose of ("Transfer") any Common Stock for six months following the consummation of the Mergers (the "Closing") without the prior written consent from the Issuer, subject to customary exceptions. At six months following the Closing, IQV Holdco (and any permitted distributee pursuant to the Lock-Up Agreement) may Transfer up to 50% of their shares of Common Stock. At nine months following the Closing, IQV Holdco (and any permitted distributee pursuant to the Lock-Up Agreement) may Transfer up to 75% of their shares of Common Stock. Upon the first anniversary of the Closing, the restrictions on Transfers contained in the Lock-Up Agreement will expire.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the form of Lock-Up Agreement, which is incorporated herein by reference and included as an exhibit hereto.

Registration Rights Agreement

In connection and concurrently with the execution and delivery of the Merger Agreement, IQV Holdco entered into a registration rights agreement (the "Registration Rights Agreement") effective as of the Closing with the Issuer and the other equityholders named therein. The Registration Rights Agreement provides that, among other things, the Issuer must facilitate the registration of registrable securities for resale under the Securities Act of 1933, as amended (the "Securities Act"), including filing a registration statement within forty-five days after the Closing and maintaining its effectiveness until such time as the registered securities cease to be registrable securities in accordance with the agreement (including when they are sold or otherwise become freely tradable under Rule 144 without restriction). The Registration Rights Agreement also provides specified demand rights to certain "Primary Holders" (subject to customary conditions, including a minimum offering size and underwriter cutbacks) and piggyback registration rights for all holders of registrable securities. The Issuer has also agreed to, among other things, indemnify the holders of registrable securities, their permitted assignees, and their respective officers, directors, agents, brokers, underwriters, investment advisors, employees and each person who controls any such holder of registrable securities or permitted assignee (and the officers, directors, agents and employees of any such controlling person), and their respective successors, assigns, estates and personal representatives, from certain liabilities (including under the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and related costs and expenses (including reasonable attorneys' fees) arising out of or relating to the registration, subject to customary exceptions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the form of Registration Rights Agreement, which is incorporated herein by reference and included as an exhibit hereto.

Stockholders Agreement

In connection and concurrently with the execution and delivery of the Merger Agreement, IQV Holdco entered into a stockholders agreement, as amended by the First Amendment to Stockholders Agreement, dated June 17, 2026 and as it may be further amended, restated, supplemented or otherwise modified from time to time (the "Stockholders Agreement") with the Issuer. The Stockholders Agreement provides that, among other things, effective as of the Closing (or with respect to the filling of any vacancy, immediately following the effectiveness of the resignations contemplated in Section 2.1(a) of the Stockholders Agreement) (a) the size of the board of the Issuer (the "Board") was increased to ten directors, (b) all of the members of the Board as of the Closing resigned from the Board, (c) Jennifer Baldock, Michael Heller and Cory Miller were appointed to the Board and placed in the Class of the Board whose term ends at the first annual meeting following the Closing (the "Class A Directors"), (d) Philip Bartow III, Lynn DeVault, Eugene Schutt and Orlando Zayas were appointed to the Board and placed in the Class of the Board whose term ends at the second annual meeting following the Closing (the "Class B Directors"), (e) Will Jones, Kyle Hanson and Gregory L. Zink were appointed to the Board and placed in the Class of the Board whose term ends at the third annual meeting following the Closing (the "Class C Directors") and (f) Kyle Hanson was appointed to serve as the Executive Chairman of the Board. Pursuant to the Stockholders Agreement, the Board will nominate and recommend for election the Class A Directors at the Issuer's first annual meeting following the Closing, the Class B Directors at the Issuer's second annual meeting following the Closing and Will Jones (subject to certain beneficial ownership conditions) and the other Class C Directors at the Issuer's third annual meeting following the Closing. Additionally, pursuant to the Stockholders Agreement, for three years following the Closing, any increase in the size of the Board above ten directors shall require approval of eighty percent of the members of the then current Board; provided, that such affirmative vote includes at least one Jones Designee (as defined in the Stockholders Agreement).

The foregoing description of the Stockholders Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the form of Stockholders Agreement and the First Amendment to Stockholders Agreement, which are incorporated herein by reference and included as exhibits hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of shares of Common Stock reported by each Reporting Person named herein is based on 84,837,471 shares of Common Stock outstanding as of August 11, 2026, which is (i) the sum of (A) 4,972,405 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2026, (B) 80,044,724 shares of Common Stock issued upon the closing of the Mergers and (C) 645,247 shares of Common Stock issued upon the exercise of warrants by HHCF Series 21 Sub, LLC in connection with the Mergers and (ii) less 300,665 outstanding restricted shares of Common Stock that will be cancelled in connection with the Mergers on August 11, 2026.

As of immediately following the consummation of the Mergers, IQV Holdco beneficially owned 11,416,415 shares of Common Stock, constituting approximately 13.5% of the shares of Common Stock outstanding, consisting of 11,416,415 shares of Common Stock owned directly by IQV Holdco. Following the IQV Holdco Distribution, IQV Holdco beneficially owns 47,179 shares of Common Stock.

As of immediately following the consummation of the Mergers, KMJ beneficially owned 11,416,415 shares of Common Stock, constituting approximately 13.5% of the shares of Common Stock outstanding, consisting of 11,416,415 shares of Common Stock owned directly by IQV Holdco, which KMJ, as the sole member of IQV Holdco, may be deemed to beneficially own. As of immediately following the IQV Holdco Distribution, KMJ beneficially owned 11,416,415 shares of Common Stock, constituting approximately 13.5% of the shares of Common Stock outstanding, consisting of 11,416,415 shares of Common Stock owned directly by KMJ. Following the KMJ Distribution, KMJ beneficially owns no shares of Common Stock.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons were, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer they do not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it did not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of IQV Holdco and KMJ may previously have been deemed to share the power to vote and dispose of the shares of Common Stock owned by IQV Holdco.

KMJ is governed by a board of managers consisting of three managers. Each manager has one vote, and the approval of a majority of the managers is required to approve an action of KMJ. Accordingly, the board of managers of KMJ may have been deemed to collectively exercise voting and investment power of the shares of Common Stock and other securities of the Issuer previously held by the Reporting Persons. As discussed in the Southland Corp. no action letter (August 10, 1987) and confirmed in subsequent guidance, under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity's securities. Based upon the foregoing analysis, no individual member of the board of managers of KMJ may have been deemed to have such power over or to be a beneficial owner of the shares of Common Stock issued to IQV Holdco upon the consummation of the Mergers.

Following the Distributions, IQV Holdco beneficially owns 47,179 shares of Common Stock and KMJ does not beneficially own any securities of the Issuer.
Transactions in the class effected during the past sixty days: The information set forth in Items 3 and 4 hereof is hereby incorporated by reference. Except as described herein, no transactions in Common Stock were effected by, or with respect to, the Reporting Persons within 60 days of the date hereof.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 11, 2026, following the Distributions, each of IQV Holdco and KMJ ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

On August 11, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement exhibit is incorporated herein by reference and included as an exhibit hereto.

Except as described herein, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated August 11, 2026.

99.2 Agreement and Plan of Merger, dated as of December 11, 2025, by and among Katapult Holdings, Inc., a Delaware corporation, Katapult Merger Sub 1, Inc., a Delaware corporation and wholly owned indirect subsidiary of Katapult, Katapult Merger Sub 2, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of Katapult, CCF Holdings LLC, a Delaware limited liability company, and Aaron's Intermediate Holdco, Inc., a Delaware corporation (included as Annex A to the Issuer's Registration Statement on Form S-4 (File No. 333-296909), filed with the Commission on June 18, 2026).

99.3 First Amendment to Agreement and Plan of Merger, dated June 17, 2026, by and among Katapult Holdings, Inc., a Delaware corporation, Katapult Merger Sub 1, Inc., a Delaware corporation and wholly owned indirect subsidiary of Katapult, Katapult Merger Sub 2, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of Katapult, CCF Holdings LLC, a Delaware limited liability company, and Aaron's Intermediate Holdco, Inc., a Delaware corporation (filed as Exhibit 2.2 to the Issuer's Registration Statement on Form S-4 (File No. 333-296909), filed with the Commission on June 18, 2026).

99.4 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the Commission on December 15, 2025).

99.5 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.6 of the Issuer's Current Report on Form 8-K, filed with the Commission on December 15, 2025).

99.6 Form of Stockholders Agreement (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K, filed with the Commission on December 15, 2025).

99.7 First Amendment to Stockholders Agreement, dated June 17, 2026 (filed as Exhibit 10.67 to the Issuer's Registration Statement on Form S-4 (File No. 333-296909), filed with the Commission on June 18, 2026).

## Signatures
- KMJ Group Holdings, LLC: /s/ John Jason Detwiler, John Jason Detwiler, Manager (08/18/2026)
- IQV Holdco, LLC: /s/ John Jason Detwiler, John Jason Detwiler, Manager, Principal (08/18/2026)